FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3 August, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2022 Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 August, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2022 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, August 3, 2022. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended June 30, 2022 in comparison with its results for the quarter ended June 30, 2021.

Summary of 2022 Second Quarter Results

(Comparison with first quarter of 2022 and second quarter of 2021)

	2Q 2022	1Q 2022		2Q 2021
Net sales ($ million)	2,800	2,367	18%	1,529	83%
Operating income ($ million)	663	484	37%	152	337%
Net income ($ million)	634	503	26%	290	118%
Shareholders’ net income ($ million)	637	503	27%	294	117%
Earnings per ADS ($)	1.08	0.85	27%	0.50	117%
Earnings per share ($)	0.54	0.43	27%	0.25	117%
EBITDA* ($ million)	806	627	28%	301	167%
EBITDA margin (% of net sales)	28.8%	26.5%		19.7%

*EBITDA in 2Q 2022 includes a $78 million charge from the settlement with the U.S. SEC, a $71 million non-cash gain from the reclassification to the income statement of NKKTubes’s cumulative foreign exchange adjustments belonging to the shareholders due to the cease of its operations, an $18 million gain from the sale of land in Canada after the relocation of the Prudential facility and $8 million of severance charges. In 1Q 2022 EBITDA includes severance charges of $12 million (related to the discontinuation of our industrial equipment business in Brazil and the closure of NKKTubes). If these one-off charges and gains were not included EBITDA would have been $803 million (28.7%) in 2Q 2022 and $639 million (27.0%) in 1Q 2022.

Our second quarter sales increased a further 18% sequentially, led by further pricing gains in North America, a recovery of volumes in the Middle East and higher sales in South America. Our EBITDA, which included several one-off items which compensated among them, continued to grow strongly and its margin rose above 28% as higher average selling prices compensate increases in energy and raw material costs. Our net income, which also increased and reached 23% of sales, continues to receive a good contribution from our investment in Ternium.

Our free cash flow for the quarter turned positive at $353 million and our operating working capital days declined by 13 to 128. After a dividend payment of $331 million in May 2022, our net cash position increased to $635 million at June 30, 2022.

Market Background and Outlook

Even as global economic growth slows and central banks raise interest rates to contain inflationary pressures, prices for oil and gas remain high and prices for gas and electric energy in Europe have reached unprecedented levels. The Ukraine war drags on and the impact of further sanctions on Russian oil exports as well as reductions in flows of Russian gas to Europe have increased market uncertainty. Inventories remain at low levels and the supply response remains limited reflecting low investment levels over the past years and uncertainty about longer-term demand in the energy transition.

Drilling activity continues to increase around the world led by North America and the Middle East. Offshore drilling activity is increasing with deepwater developments in Brazil, Guyana and sub-Saharan Africa. Pipeline project activity is advancing in the Middle East and South America.

In the second half, we anticipate further growth in sales and stable margins, with higher prices compensating cost increases. Growth in sales will be more limited in the third quarter as they will be affected by seasonal factors and lower shipments to pipeline projects. We also anticipate that free cash flow will remain positive during the semester.

Analysis of 2022 Second Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	2Q 2022	1Q 2022		2Q 2021
Seamless	815	772	6%	611	33%
Welded	75	50	48%	79	(5%)
Total	890	822	8%	690	29%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	2Q 2022	1Q 2022		2Q 2021
(Net sales - $ million)
North America	1,583	1,347	18%	706	124%
South America	462	348	33%	230	101%
Europe	259	232	11%	170	52%
Middle East & Africa	260	182	43%	228	14%
Asia Pacific	67	94	(29%)	62	7%
Total net sales ($ million)	2,632	2,203	19%	1,397	88%
Operating income ($ million)	636	471	35%	130	389%
Operating margin (% of sales)	24.2%	21.4%		9.3%

Net sales of tubular products and services increased 19% sequentially and 88% year on year. On a sequential basis volumes sold increased 8% and average selling prices increased 10%. In North America, sales increased thanks to higher OCTG prices throughout the region reflecting higher U.S. drilling activity and low distributor inventory levels together with higher volume of OCTG delivered in U.S. onshore. In South America we had higher prices and volumes in Colombia and Argentina. In Europe sales increased due to higher product pricing reflecting high costs of energy and raw materials. In the Middle East and Africa we had a recovery of OCTG sales in UAE, Kuwait and sub-Saharan Africa. In Asia Pacific sales declined due to lower OCTG sales in Australia and lower sales of other products in the region.

Operating results from tubular products and services amounted to a gain of $636 million in the second quarter of 2022 compared to a gain of $471 million in the previous quarter and $130 million in the second quarter of 2021. Operating results for our Tubes segment include a $78 million charge from the settlement with the U.S. SEC, a $71 million non-cash gain from the reclassification to the income statement of NKKTubes’s cumulative foreign exchange adjustments belonging to the shareholders due to the cease of its operations, an $18 million gain from the sale of land in Canada after the relocation of the Prudential facility and $8 million of severance charges. Our operating margin improved as tubes price increases more than offset higher energy and raw material costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	2Q 2022	1Q 2022		2Q 2021
Net sales ($ million)	168	164	3%	132	28%
Operating income ($ million)	27	13	102%	21	24%
Operating margin (% of sales)	15.8%	8.0%		16.3%

Net sales of other products and services increased 3% sequentially and 28% year on year. Sequentially, higher sales from our oil services business in Argentina which offers hydraulic fracturing and coiled tubing services were offset by lower sales of excess raw materials. Operating income improved as the previous quarter was affected by a $5 million severance charge related to the discontinuation of the industrial equipment business in Brazil, and the current quarter we had improved margins, in particular in our oil services business in Argentina and utility conduits for buildings.

Selling, general and administrative expenses, or SG&A, amounted to $412 million, or 14.7% of net sales, in the second quarter of 2022, compared to $365 million, 15.4% in the previous quarter and $297 million, 19.4% in the second quarter of 2021. Sequentially, our SG&A expenses increased mainly due to higher selling expenses associated with higher sales, however, they decreased as a percentage of sales due to the better absorption of the fixed and semi-fixed components of SG&A expenses on higher sales.

Other operating results amounted to a gain of $9 million in the second quarter of 2022, compared to $4 million in the previous quarter and $34 million in the second quarter of 2021. Other operating results in the quarter include a $78 million charge from the settlement with the U.S. SEC, a $71 million non-cash gain from the reclassification to the income statement of NKKTubes’s cumulative foreign exchange adjustments belonging to the shareholders due to the cease of its operations and an $18 million gain from the sale of land in Canada after the relocation of the Prudential facility. The gain in the second quarter of 2021 was mainly due to a $33 million recognition of fiscal credits in Brazil.

Financial results amounted to a loss of $11 million in the second quarter of 2022, compared to a loss of $1 million in the previous quarter and a gain of $10 million in the second quarter of 2021. The net financial income result of the quarter was negatively impacted by the decline in the fair value of certain financial instruments obtained in an operation of settlement of trade receivables. Main results of the quarter include net foreign exchange transaction losses of $12 million, mainly due to the Euro and the Brazilian Real depreciation on U.S. dollar denominated intercompany liabilities, in subsidiaries with functional currency Euro and Brazilian Real respectively, both largely offset in the currency translation reserve in equity.

Equity in earnings of non-consolidated companies generated a gain of $103 million in the second quarter of 2022, compared to a gain of $88 million in the previous quarter and a gain of $146 million in the second quarter of last year. These results are mainly derived from our participation in Ternium (NYSE:TX) and Usiminas. The result of the previous quarter is net of an impairment charge on the value of our joint venture in Russia, amounting to $15 million.

Income tax charge amounted to $120 million in the second quarter of 2022, compared to $67 million in the previous quarter and $17 million in the second quarter of last year. The increase in income tax reflects better results at several subsidiaries following the improvement in activity.

Cash Flow and Liquidity of 2022 Second Quarter

Net cash generated by operating activities during the second quarter of 2022 was $428 million, compared to $27 million used in the first quarter of 2022 and $50 million used in the second quarter of last year. During the second quarter of 2022 cash generated by operating activities is net of an increase in working capital of $198 million.

With capital expenditures of $74 million, our free cash flow amounted to $353 million during the quarter. After a dividend payment of $331 million in May 2022, our net cash position amounted to $635 million at June 30, 2022, from $562 million at March 31, 2022.

Analysis of 2022 First Half Results

	6M 2022	6M 2021	Increase/(Decrease)
Net sales ($ million)	5,168	2,710	91%
Operating income ($ million)	1,147	203	464%
Net income ($ million)	1,137	391	191%
Shareholders’ net income ($ million)	1,139	400	185%
Earnings per ADS ($)	1.93	0.68	184%
Earnings per share ($)	0.97	0.34	185%
EBITDA ($ million)	1,433	497	188%
EBITDA margin (% of net sales)	27.7%	18.4%

Our sales in the first half of 2022 increased 91% compared to the first half of 2021 as volumes of tubular products shipped increased 36% and average selling prices increased 43% while sales in the Others segment increased 42%. Following the increase in sales, EBITDA more than doubled thanks to the increase in margins. The improvement in operating results was driven by the recovery in sales and margins, as higher tubes prices and an improvement in industrial performance due to the increased levels of activity and utilization of production capacity more than offset the increase in raw material and energy costs. Operating income in the first six months of 2022 includes a non-cash gain of $71 million from the reclassification to the income statement of NKKTubes’s cumulative foreign exchange adjustments belonging to the shareholders, an $18 million gain from the sale of land in Canada after the relocation of the Prudential facility, offset by a $78 million charge from the settlement with the U.S. SEC and $20 million severance charges.

Cash flow provided by operating activities amounted to $401 million during the first half of 2022, net of an increase in working capital of $807 million, which reflects the recovery in activity levels. After capital expenditures of $141 million, our free cash flow amounted to $260 million. Following a dividend payment of $331 million in May 2022, our positive net cash position amounted to $635 million at the end of June 2022.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	6M 2022		6M 2021		Increase/(Decrease)
Tubes	4,836	94%	2,476	91%	95%
Others	332	6%	234	9%	42%
Total	5,168		2,710		91%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	6M 2022	6M 2021	Increase/(Decrease)
Seamless	1,587	1,108	43%
Welded	125	150	(16%)
Total	1,712	1,258	36%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	6M 2022	6M 2021	Increase/(Decrease)
(Net sales - $ million)
North America	2,930	1,220	140%
South America	810	396	105%
Europe	491	314	57%
Middle East & Africa	442	424	4%
Asia Pacific	161	122	32%
Total net sales ($ million)	4,836	2,476	95%
Operating income ($ million)	1,107	169	557%
Operating margin (% of sales)	22.9%	6.8%

Net sales of tubular products and services increased 95% to $4,836 million in the first half of 2022, compared to $2,476 million in the first half of 2021 due to an increase of 36% in volumes and a 43% increase in average selling prices. Sales increased in all regions, mainly in North America where there was a recovery in volumes and prices throughout the region, led by the U.S. onshore market. Average drilling activity in the first half of 2022 increased 57% in the United States & Canada and 14% internationally compared to the first half of 2021.

Operating results from tubular products and services amounted to a gain of $1,107 million in the first half of 2022 compared to $169 million in the first half of 2021. Tubes operating income in the first six months of 2022 includes a non-cash gain of $71 million from the reclassification to the income statement of NKKTubes’s cumulative foreign exchange adjustments belonging to the shareholders, an $18 million gain from the sale of land in Canada after the relocation of the Prudential facility, offset by a $78 million charge from the settlement with the U.S. SEC and $16 million severance charges. The improvement in operating results was driven by the recovery in sales and margins, as higher tubes prices and an improvement in industrial performance due to the increased levels of activity and utilization of production capacity more than offset the increase in raw material and energy costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	6M 2022	6M 2021	Increase/(Decrease)
Net sales ($ million)	332	234	42%
Operating income ($ million)	40	35	14%
Operating margin (% of sales)	12.0%	14.8%

Net sales of other products and services increased 42% to $332 million in the first half of 2022, compared to $234 million in the first half of 2021, mainly due to higher sales of our oilfield services business in Argentina which offers hydraulic fracturing and coiled tubing services, higher sales of sucker rods and excess raw materials, partially offset by lower sales from the discontinued industrial equipment business in Brazil.

Operating results from other products and services amounted to a gain of $40 million in the first half of 2022, compared to $35 million in the first half of 2021. The improvement in operating results is mainly driven by the increase in sales following a recovery in activity and in the level of capacity utilization of our production facilities.

Selling, general and administrative expenses, or SG&A, amounted to $777 million in the first half of 2022, representing 15.0% of sales, and $552 million in the first half of 2021, representing 20.4% of sales. SG&A expenses increased mainly due to higher selling expenses (in particular commissions and freights) associated with higher sales and higher labor costs. However, they decreased as a percentage of sales due to the better absorption of fixed and semi-fixed components of SG&A expenses on higher sales.

Other operating results amounted to a net gain of $14 million in the first half of 2022, compared to a net gain of $42 million in the first half of 2021. In the first six months of 2022 main other operating results include a non-cash gain of $71 million from the reclassification to the income statement of NKKTubes’s cumulative foreign exchange adjustments belonging to the shareholders, an $18 million gain from the sale of land in Canada after the relocation of the Prudential facility, partially offset by a $78 million loss from the settlement with the U.S. SEC. The gain in 2021 was mainly due to a $34 million recognition of fiscal credits in Brazil.

Financial results amounted to a loss of $13 million in the first half of 2022, compared to a gain of $21 million in the first half of 2021. The $7 million net finance income in the first six months of 2022 was negatively impacted by the decline in the fair value of certain financial instruments obtained in an operation of settlement of trade receivables. Additionally, the $20 million loss in other financial results is mainly related to losses on derivatives covering net receivables in Brazilian real, together with losses on derivatives covering net liabilities in Euro and Japanese yen.

Equity in earnings of non-consolidated companies generated a gain of $191 million in the first half of 2022, compared to a gain of $225 million in the first half of 2021. The result of the first half of 2022 is net of an impairment charge on the value of our joint venture in Russia, amounting to $15 million. The remaining results are mainly derived from our participation in Ternium (NYSE:TX) and Usiminas.

Income tax amounted to a charge of $188 million in the first half of 2022, compared to $59 million in the first half of 2021. The increase in income tax reflects better results at several subsidiaries following the improvement in activity in 2022.

Cash Flow and Liquidity of 2022 First Half

Net cash provided by operating activities during the first half of 2022 amounted to $401 million (net of an increase in working capital of $807 million), compared to cash provided by operations of $20 million (net of an increase in working capital of $397 million) in the first half of 2021. Working capital, mainly inventories and trade receivables, has been increasing since 2021 following the recovery in activity from very low levels in 2020.

Capital expenditures amounted to $141 million in the first half of 2022, compared to $97 million in the first half of 2021. Free cash flow amounted to $260 million in the first half of 2022, compared to a negative free cash flow of $76 million in the first half of 2021.

After a dividend payment of $331 million in May 2022, our net cash position amounted to $635 million at June 30, 2022, from $700 million at December 31, 2021.

Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2022 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu and from Tenaris’s website at ir.tenaris.com.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1159 (from outside the United States).

Conference call

Tenaris will hold a conference call to discuss the above reported results, on August 4, 2022, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/5ds3uv62

If you wish to participate in the Q&A session please register at the following link: https://register.vevent.com/register/BId203987dd43c496785e4092b58a1eaa1

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at: ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
	Unaudited		Unaudited
Net sales	2,800,474	1,528,511	5,167,515	2,710,300
Cost of sales	(1,735,342)	(1,113,782)	(3,257,284)	(1,996,781)
Gross profit	1,065,132	414,729	1,910,231	713,519
Selling, general and administrative expenses	(411,740)	(296,785)	(776,662)	(551,811)
Other operating income (expense), net	9,453	33,750	13,530	41,577
Operating income	662,845	151,694	1,147,099	203,285
Finance Income	6,441	21,517	15,266	27,215
Finance Cost	(6,127)	(5,831)	(7,962)	(10,506)
Other financial results	(11,771)	(6,074)	(19,879)	4,680
Income before equity in earnings of non-consolidated companies and income tax	651,388	161,306	1,134,524	224,674
Equity in earnings of non-consolidated companies	103,102	145,829	190,706	224,970
Income before income tax	754,490	307,135	1,325,230	449,644
Income tax	(120,464)	(16,953)	(187,771)	(58,697)
Income for the period	634,026	290,182	1,137,459	390,947

Attributable to:
Shareholders' equity	636,718	293,940	1,139,492	400,286
Non-controlling interests	(2,692)	(3,758)	(2,033)	(9,339)
	634,026	290,182	1,137,459	390,947

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2022		At December 31, 2021
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	5,662,744		5,824,801
Intangible assets, net	1,358,935		1,372,176
Right-of-use assets, net	109,340		108,738
Investments in non-consolidated companies	1,539,006		1,383,774
Other investments	184,222		320,254
Derivative financial instruments	8,279		7,080
Deferred tax assets	264,161		245,547
Receivables, net	228,610	9,355,297	205,888	9,468,258
Current assets
Inventories, net	3,370,139		2,672,593
Receivables and prepayments, net	134,661		96,276
Current tax assets	201,786		193,021
Trade receivables, net	1,890,697		1,299,072
Derivative financial instruments	27,064		4,235
Other investments	559,827		397,849
Cash and cash equivalents	636,571	6,820,745	318,127	4,981,173
Total assets		16,176,042		14,449,431
EQUITY
Shareholders' equity		12,649,677		11,960,578
Non-controlling interests		144,371		145,124
Total equity		12,794,048		12,105,702
LIABILITIES
Non-current liabilities
Borrowings	16,931		111,432
Lease liabilities	83,315		82,694
Deferred tax liabilities	279,799		274,721
Other liabilities	236,224		231,681
Provisions	93,312	709,581	83,556	784,084
Current liabilities
Borrowings	727,497		219,501
Lease liabilities	29,357		34,591
Derivative financial instruments	12,811		11,328
Current tax liabilities	232,437		143,486
Other liabilities	317,846		203,725
Provisions	10,045		9,322
Customer advances	343,613		92,436
Trade payables	998,807	2,672,413	845,256	1,559,645
Total liabilities		3,381,994		2,343,729
Total equity and liabilities		16,176,042		14,449,431

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
	Unaudited		Unaudited
Cash flows from operating activities
Income for the period	634,026	290,182	1,137,459	390,947
Adjustments for:
Depreciation and amortization	143,024	149,627	286,100	294,096
Income tax accruals less payments	39,036	(12,658)	45,951	(567)
Equity in earnings of non-consolidated companies	(103,102)	(145,829)	(190,706)	(224,970)
Interest accruals less payments, net	(311)	(12,001)	(1,611)	(12,047)
Changes in provisions	3,591	5,562	10,479	9,598
Reclassification of currency translation adjustment reserve	(71,252)	-	(71,252)	-
Changes in working capital	(198,471)	(313,764)	(807,099)	(397,090)
Currency translation adjustment and others	(18,789)	(11,472)	(8,173)	(39,826)
Net cash provided by (used in) operating activities	427,752	(50,353)	401,148	20,141

Cash flows from investing activities
Capital expenditures	(74,409)	(51,274)	(141,343)	(96,565)
Changes in advance to suppliers of property, plant and equipment	(1,290)	(2,624)	(19,855)	(5,728)
Acquisition of subsidiaries, net of cash acquired	(4,082)	-	(4,082)	-
Proceeds from disposal of property, plant and equipment and intangible assets	41,177	416	45,996	5,339
Dividends received from non-consolidated companies	45,488	49,131	45,488	49,131
Changes in investments in securities	(152,807)	65,991	(43,571)	242,923
Net cash (used in) provided by investing activities	(145,923)	61,640	(117,367)	195,100

Cash flows from financing activities
Dividends paid	(330,584)	(165,275)	(330,584)	(165,275)
Dividends paid to non-controlling interest in subsidiaries	-	(3,207)	-	(3,207)
Changes in non-controlling interests	1,622	-	1,622	-
Payments of lease liabilities	(12,727)	(10,404)	(28,405)	(26,304)
Proceeds from borrowings	583,593	191,515	851,736	286,120
Repayments of borrowings	(185,032)	(135,617)	(441,176)	(303,888)
Net cash provided by (used in) financing activities	56,872	(122,988)	53,193	(212,554)

Increase (decrease) in cash and cash equivalents	338,701	(111,701)	336,974	2,687

Movement in cash and cash equivalents
At the beginning of the period	314,319	695,127	318,067	584,583
Effect of exchange rate changes	(17,092)	1,813	(19,113)	(2,031)
Increase (decrease) in cash and cash equivalents	338,701	(111,701)	336,974	2,687
	635,928	585,239	635,928	585,239

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals)

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Income for the period	634,026	290,182	1,137,459	390,947
Income tax	120,464	16,953	187,771	58,697
Equity in earnings of non-consolidated companies	(103,102)	(145,829)	(190,706)	(224,970)
Financial Results	11,457	(9,612)	12,575	(21,389)
Depreciation and amortization	143,024	149,627	286,100	294,096
EBITDA	805,869	301,321	1,433,199	497,381

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net cash provided by (used in) operating activities	427,752	(50,353)	401,148	20,141
Capital expenditures	(74,409)	(51,274)	(141,343)	(96,565)
Free cash flow	353,343	(101,627)	259,805	(76,424)

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2022	2021
Cash and cash equivalents	636,571	587,337
Other current investments	559,827	573,679
Non-current investments	177,594	286,264
Derivatives hedging borrowings and investments	5,738	6,833
Current borrowings	(727,497)	(310,344)
Non-current borrowings	(16,931)	(290,071)
Net cash / (debt)	635,302	853,698

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2022	2021
Inventories	3,370,139	2,145,560
Trade Receivables	1,890,697	1,093,496
Customer Advances	(343,613)	(37,580)
Trade Payables	(998,807)	(730,089)
Operating Working Capital	3,918,416	2,471,387
Annualized quarterly sales	11,201,896	6,114,044
Operating working capital days	128	148